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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datawatch Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
237917-20-8
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Mercury Fund IV, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3669642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		75,818(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,818(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

75,818(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.37%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund IV, Ltd. (“Mercury IV”).

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Mercury Fund VI, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2196404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		127,095(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		127,095(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,095(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.30%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund VI, Ltd. (“Mercury VI”).

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Mercury Fund VII, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4881368

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		225,461(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		225,461(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

225,461(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.09%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	3724R107	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Mercury Ventures, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2796235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		202,913 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		202,913 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

202,913 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.68%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury VI. Includes 75,818 shares owned by Mercury IV and 127,095 shares owned by Mercury VI.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Mercury Ventures II, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4736567

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		225,461 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		225,461 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

225,461 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.09%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 225,461 shares.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Mercury Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		428,374(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		428,374(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

428,374(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.76%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury IV and Mercury VI. Mercury Ventures II is the General Partner of Mercury VII. Includes 75,818 shares owned by Mercury IV, 127,095 shares owned by Mercury VI and 225,461 shares owned by Mercury VII.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	8	of	17

1	NAMES OF REPORTING PERSONS: Kevin C. Howe

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		428,374(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		428,374(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

428,374(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.76%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury IV and Mercury VI. Mercury Ventures II is the General Partner of Mercury VII. Includes 75,818 shares owned by Mercury IV, 127,095 shares owned by Mercury VI and 225,461 shares owned by Mercury VII.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, of which 1.37% are owned by Mercury IV, 2.30% are owned by Mercury VI and 4.09% are owned by Mercury VII.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	37245R107	Page	9	of	17
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund IV, Ltd. (“Mercury IV”), Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:

Datawatch Corporation, a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

271 Mill Road, Quorum Office Park, Chelmsford, MA 01824

Item 2(a).	Name of Person Filing:

Mercury Fund IV, Ltd.

Mercury Fund VI, Ltd.

Mercury Fund VII, Ltd.

Mercury Ventures, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury IV, Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070

Item 2(c).	Citizenship:

Mercury IV’s place of organization is Texas

Mercury VI’s place of organization is Texas

Mercury VII’s place of organization is Texas

Mercury Ventures’ place of organization is Texas

Mercury Ventures II’s place of organization is Texas

Mercury Management’s place of organization is Texas

CUSIP No.	37245R107	Page	10	of	17

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

237917-20-8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:
Mercury IV

(a) Amount beneficially owned:	75,818	(1)
(b) Percent of class:	1.37	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	75,818	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	75,818	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
Mercury VI

(d) Amount beneficially owned:	127,095	(1)
(e) Percent of class:	2.30	%(2)
(f) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	127,095	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	127,095	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

CUSIP No.	37245R107	Page	11	of	17

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	12	of	17
Mercury VII

(a) Amount beneficially owned:	225,461	(1)
(b) Percent of class:	4.09	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	225,461	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	225,461	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
Mercury Ventures

(a) Amount beneficially owned:	202,913	(1)
(b) Percent of class:	3.68	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	202,913	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	202,913	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

((1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury VI. Includes 75,818 shares owned by Mercury IV and 127,095 shares owned by Mercury VI.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	13	of	17
Mercury Ventures II

(a) Amount beneficially owned:	225,461	(1)
(b) Percent of class:	4.09	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	225,461	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	225,461	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 225,461 shares.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	37245R107	Page	14	of	17
Mercury Management

(a) Amount beneficially owned:	428,374	(1)
(b) Percent of class:	7.76	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	428,374	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	428,374	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury IV and Mercury VI. Mercury Ventures II is the General Partner of Mercury VII. Includes 75,818 shares owned by Mercury IV, 127,095 shares owned by Mercury VI and 225,461 shares owned by Mercury VII.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, of which 1.37% are owned by Mercury IV, 2.30% are owned by Mercury VI and 4.09% are owned by Mercury VII.
Mr. Howe

(a) Amount beneficially owned:	428,374	(1)
(b) Percent of class:	7.76	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	428,374	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	428,374	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury IV and Mercury VI. Mercury Ventures II is the General Partner of Mercury VII. Includes 75,818 shares owned by Mercury IV, 127,095 shares owned by Mercury VI and 225,461 shares owned by Mercury VII.

(2)	Assumes a total of 5,516,923 shares of common stock outstanding based on Datawatch Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, of which 2.30% are owned by Mercury VI and 4.09% are owned by Mercury VII.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

CUSIP No.	37245R107	Page	15	of	17

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund IV, Ltd.

Mercury Fund VI, Ltd.

Mercury Fund VII, Ltd.

Mercury Ventures, Ltd.

Mercury Ventures II, Ltd. Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	37245R107	Page	16	of	17
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2007	MERCURY FUND IV, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

January 30, 2007	MERCURY FUND VI, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

January 30, 2007	MERCURY FUND VII, LTD.

By: MERCURY VENTURES II, LTD.
General Partner

By: MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

January 30, 2007	MERCURY VENTURES, LTD.

By: MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

CUSIP No.	37245R107	Page	17	of	17

January 30, 2007	MERCURY VENTURES II, LTD.

By: MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

January 30, 2007	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

January 30, 2007	/s/ Kevin C. Howe

Name: Kevin C. Howe